PROSPECTUS SUPPLEMENT (To Prospectus Supplement dated March 18, 2016 and Prospectus dated March 18, 2016)	Filed pursuant to Rule 424(b)(3) Registration No. 333-210266

WESTAR ENERGY, INC.

Direct Stock Purchase Plan

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED MARCH 18, 2016

AND PROSPECTUS DATED MARCH 18, 2016

This is a supplement (Supplement) to the Prospectus Supplement, dated March 18, 2016, relating to the Westar Energy, Inc. Direct Stock Purchase Plan (Plan Prospectus Supplement) and the Prospectus, dated March 18, 2016 (Prospectus). This Supplement should be attached to the Prospectus and read in conjunction with the Prospectus and with the Plan Prospectus Supplement. Terms not defined in this Supplement have the respective meanings assigned to them in the Plan Prospectus Supplement. You should read this Supplement carefully and retain it for future reference.

On May 31, 2016, Westar announced that it had entered into an Agreement and Plan of Merger (Merger Agreement), dated May 29, 2016, with Great Plains Energy Incorporated (Great Plains Energy) and a wholly-owned subsidiary of Great Plains Energy. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the merger, the Great Plains Energy subsidiary will merge with and into Westar, and Westar will become a wholly-owned subsidiary of Great Plains Energy.

Due to the proposed merger, effective April 12, 2017, the features of the Plan that allow for the reinvestment of dividends on shares of Westar common stock, and optional cash investments in Westar common stock, are suspended. Any future dividends declared by Westar will be paid in cash by either check or direct deposit, and any funds received for investing will be returned to the shareholder.

The Plan will continue to allow sale of shares held in your account by providing written notification to the Plan Administrator either by completing and submitting the Optional Request Form, the tear-off section located at the bottom of your account activity statement or by other written instructions. See page S-7 and S-8 of the Prospectus for additional information.

Prior to the effective date of the merger, which is still pending regulatory approvals, the sale of shares through the Plan will be suspended to ensure that accurate records are furnished to the exchange agent for processing.

Investing in Westar common stock involves certain risks. Please see “Incorporation of Certain Documents by Reference” on page 28 of the Prospectus for important information on where to find information about risks related to investing in Westar securities. In particular, please see Westar’s Annual Report on Form 10-K for the year ended December 31, 2016 and other filings made from time to time by Westar with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Forward-Looking Statements” in those filings. These filings are incorporated by reference into this Supplement, the Plan Prospectus Supplement and the Prospectus.

Shares of our common stock are not savings accounts, deposits or other obligations of a bank, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in our common stock involves investment risk, including possible loss of principal.

Neither the Securities and Exchange Commission nor any state securities regulators or other regulatory bodies have approved or disapproved of these securities, or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 4, 2017.